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                             April 20, 2021

       Stephen C. Farrell
       Chief Executive Officer and Director
       Cannes Holding Parent, Inc.
       100 SE 3rd Avenue, 26th Floor
       Fort Lauderdale, FL 33394

                                                        Re: Cannes Holding
Parent, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 24,
2021
                                                            CIK No. 0001787640

       Dear Mr. Farrell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed on March 24, 2021

       PROSPECTUS SUMMARY
       Business Overview, page 1

   1. We note your statements that you are a "leading healthcare platform," "leader in providing technology-enabled
solutions for the government-sponsored market," "market-
                                                        leading," and other
statements of leadership throughout your document. Please revise to disclose the basis for
these statements.
   2. Where you quantify the total number of clients, please include balancing disclosure regarding your highly
concentrated client base and dependence on a small number of clients for a
substantial portion of your total revenue. In this regard, we note your
 Stephen C. Farrell
FirstName   LastNameStephen
Cannes Holding   Parent, Inc. C. Farrell
Comapany
April       NameCannes Holding Parent, Inc.
       20, 2021
April 220, 2021 Page 2
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FirstName LastName
         disclosure on page 20 that 46% of your total revenue was from two clients and your disclosure on page 21 that "[you] believe that a majority of [your] revenues will continue to be derived from a limited number of key clients." Please revise your summary to include these statements.
3.       We note that your Gross Dollar Retention (   GDR   ) rate measures
annual contracted
         revenue at the beginning of the fiscal period and reducing it by dollar attrition during the fiscal period. As part of this metric, you state that the GDR shows high client
         retention.    With a view towards revised disclosure, including your
MD&A section, please
         tell us how the GDR measures client retention. Please consider including a roll-forward that presents the beginning and ending numbers of clients, separately quantifying the additions of new clients from any reductions in clients not retained.
4. With reference to your disclosure on pages 27 and 72, where you state that COVID-19 has impacted your business, please revise the Prospectus Summary to balance your summary to discuss the negative impact that COVID-19 has had on your business operations and results.
5. Please revise the last paragraph of the Business Overview to quantify the amount of debt outstanding.
Implications of Being an Emerging Growth Company, page 11

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our History and Principal Stockholder, page 12

7. Please revise to state the consideration paid for acquiring Convey Health Solutions, Inc and discuss and quantify the debt issued.
Risk Factors
Our amended and restated certificate of incorporation will contain a provision renouncing our interest..., page 55

8. We note your disclosure that TPG, and the members of your board of directors who are affiliated with them, will not be required to offer you any corporate opportunity of which they become aware. Please clarify the scope of this provision and identify the members of your board of directors who are affiliated with TPG.
MARKET, INDUSTRY AND OTHER DATA, page 60

9. We note your statements here that investors are "cautioned not to place undue reliance on this market and industry data or any other such estimates." Please note that you are responsible for the disclosure contained in your registration statement and you may not
 Stephen C. Farrell
FirstName   LastNameStephen
Cannes Holding   Parent, Inc. C. Farrell
Comapany
April       NameCannes Holding Parent, Inc.
       20, 2021
April 320, 2021 Page 3
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FirstName LastName
         use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.
USE OF PROCEEDS, page 61

10.      We note your disclosure of intended uses for proceeds is limited to
            general corporate purposes.    Please revise to provide more
meaningful and specific
         disclosure of the intended use of proceeds, to the extent known. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Item 504 of Regulation S-K.
11. You state on page 47 that, as of December 31, 2020, you had approximately $247 million face value of outstanding indebtedness, in addition to $39.5 million of undrawn commitments under the Credit Agreement. You also disclose on page 133 that you may voluntarily prepay any outstanding loans or reduce any outstanding commitments under the Credit Agreement. To the extent you intend to use a portion of the net proceeds to repay the debt, please revise to provide the information required by Instruction 4 to Item
         504 of Regulation S-K, or provide appropriate cross references. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 75

12.      Please explain in further detail the nature of the non-GAAP "Cost of
Covid-19"
         adjustments to EBITDA. In your response, tell us how you reasonably quantified the adjustments and the length of time you applied to the calculations. In addition, for the adjustments labeled "higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs" and "early hire of employees due to social distancing and work at home protocols", explain to us how the adjustments are a) directly attributable to COVID-19 and were incremental to charges incurred prior to COVID-
         19, b) not expected to recur once the pandemic has subsided and operations return to normal and c) clearly separable from normal operations. We may have further comment upon reviewing your response.
13. Please revise to address the following regarding the difference between the Adjusted
         EBITDA presented on page 75 and the Adjusted EBITDA presented as a segment measure in Note 18 to your consolidated financial statements:
             Revise to more clearly explain the differences between these measures.
             Revise the labels of the two measures to accurately reflect the difference in their basis. .
             Please also revise to include in the segment discussion in MD&A on page 84 a complete discussion of the reconciling items that apply to the segment Adjusted
             EBITDA being discussed. Refer to Question 104.02 in the Compliance & Disclosure
             Interpretations for Non-GAAP Financial Measures dated April 4,
2018.
 Stephen C. Farrell
FirstName   LastNameStephen
Cannes Holding   Parent, Inc. C. Farrell
Comapany
April       NameCannes Holding Parent, Inc.
       20, 2021
April 420, 2021 Page 4
Page
FirstName LastName
                As part of your response, clarify the definition, basis, and purpose of the line item titled "Consultant lower utilization due to COVID-19" of $2,062,000 on page F-50.
                Tell how how and where this trend of lower utilization is appropriate quantified in your MD&A disclosure.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 80

14. Please discuss your interest expense in relation to your operating income. Also, please disclose separately the amount of interest expense that is in connection with the Term
         Facility from your other interest expense such as your revolving credit facility.
Liquidity and Capital Resources, page 85

15. Please explain in greater detail the reasons for incurring the debt and the use of proceeds.
         To the extent debt has been incurred for general working capital purposes, please indicate and discuss any anticipated amounts and timing of such working capital needs. Please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also, Item 303 of Regulation S-K.
Credit Facilities, page 86

16.      Please define the First Lien Net Leverage Ratio.
17. For a better understanding of your interest expense, please discuss how the interest expense was calculated for fiscal year ended December 31, 2020 or advise us why such disclosure is not necessary.
Critical Accounting Policies and Use of Estimates
Stock Compensation Policy, page 91

18. Since there is no active external or internal market for your common shares, please revise to disclose the methods used to determine the fair value of your underlying common stock as an input to the Black-Scholes Merton model and/or the Monte-Carlo simulation model in determining the fair value of share based compensation. In addition, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business
Market Opportunity, page 100

19. Please revise to clarify how you determined that the addressable market size of
         $77 billion, disclosing and quantifying any assumptions underlying the calculation.
 Stephen C. Farrell
Cannes Holding Parent, Inc.
April 20, 2021
Page 5
Our Clients, page 108

20. We note that a significant portion of your revenue is concentrated with two clients which comprised approximately 46% of your total revenue. Please revise to identify the clients and discuss the material terms of your agreements. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 111

21. Please revise here to disclose the type of intellectual property right protection applicable to Miramar. In your revised disclosure, please clarify the source of protection for your
         "proprietary technology platform," explain why technology is "proprietary," and disclose the duration of the underlying intellectual property protection.
Note 4. Acquisitions, page F-29

22. We reference the disclosure that Cannes was deemed to be the accounting acquirer and the
         Parent was deemed the accounting acquiree with respect to the Merger consummated on
         September 4, 2019. Please revise to disclose your accounting basis for that conclusion, including factors considered. Refer to the guidance outlined in ASC 805-10-55-11 through
         ASC 805- 10-55-15.
Notes to Consolidated Financial Statements
Note 19. Subsequent Event, page F-51

23. In light of the special dividend declared on February 11, 2021, tell us how you considered the guidance of Staff Accounting Bulletin Topic 1B.3 and sections 3420.1 and 3420.2 of the Financial Reporting Manual available on our website in determining whether pro forma balance sheet and earnings per share presentations on the face of your financial statements are necessary.
Exhibits
FirstName LastNameStephen C. Farrell
Comapany
24.    WithNameCannes    Holding
            reference to the       Parent,
                             disclosure in Inc.
                                           the third bullet point on page 79,
please file the Merger
       Agreement  or
April 20, 2021 Page 5advise.
FirstName LastName
 Stephen C. Farrell
FirstName   LastNameStephen
Cannes Holding   Parent, Inc. C. Farrell
Comapany
April       NameCannes Holding Parent, Inc.
       20, 2021
April 620, 2021 Page 6
Page
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tom Kluck at 202-551-3233 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Michael E. Mariani, Esq.